Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES NEW MANAGEMENT

IN CLH AND CEMEX COLOMBIA

MONTERREY, MEXICO. OCTOBER 5, 2016.– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that its subsidiary CEMEX Latam Holdings, S.A. (“CLH”) (BVC: CLH) has made senior level position organizational changes at CLH and CEMEX Colombia that will enhance the level of leadership, administration, and corporate governance practices.

The Board of Directors of CLH, taking into consideration a favorable report from its Nominating and Compensation Committee, resolved to split the roles of Chairman of the Board of Directors of CLH, Chief Executive Officer of CLH and Director of CEMEX Colombia. Additionally, a new Chairman of the Board of Directors of CLH, Director of CEMEX Colombia, and Director of Planning of CLH were appointed.

As a result, effective immediately, the following organizational changes are taking place:

•	Juan Pablo San Agustin has been appointed Chairman of the Board of Directors of CLH. He will also remain as Executive Vice President of Strategic Planning and New Business Development of CEMEX. He is a member of CEMEX’s Executive Committee.
•	Jaime Muguiro Domínguez has been confirmed as Chief Executive Officer of CLH. He will also remain as President of CEMEX South, Central America and the Caribbean and is also a member of CEMEX’s Executive Committee.
•	Ricardo Naya Barba has been appointed Director of CEMEX Colombia.
•	Francisco Aguilera Mendoza has been appointed Director of Planning of CLH, and will be appointed Director of Planning of CEMEX Colombia in the upcoming days.

All of the executives named above have significant international operating management experience and on average have close to 20 years each of working experience in CEMEX.

“I have the highest confidence in our new senior management members of CLH, Ricardo Naya and Francisco Aguilera. Both of them have the proven experience, talent and dedication to perform their respective roles. Ricardo is the right person to lead our operations in Colombia,” said Jaime Muguiro, CEO of CLH. “I am very optimistic about the outlook for our business.”

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information on CEMEX, please visit www.cemex.com

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CEMEX assumes no obligation to update or correct the information contained in this press release.